UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

________________________

F&H ACQUISITION CORP.

NPSP ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

STEEL PARTNERS II, L.P.

(Names of Filing Persons—Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

______________________

351321104

(CUSIP Number of Class of Securities)

________________________

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

PRESS RELEASE

CONTACT:

Jeanne M. Carr

212-929-5916 (office) 917-648-4478 (cell)

Daniel H. Burch

212-929-5748 (office) 516-429-2722 (cell)

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

F&H ACQUISITION CORP. DEFERS COMMENCEMENT DATE OF CASH TENDER OFFER FOR OUTSTANDING SHARES OF FOX & HOUND RESTAURANT GROUP

F&H ACQUISITION CORP. NOW PLANS TO COMMENCE CASH TENDER OFFER ON OR BEFORE DECEMBER 30, 2005

Dallas, TX – December 22, 2005 — F&H Acquisition Corp., an entity owned by Newcastle Partners, L.P. and Steel Partners II, L.P., today announced that it has deferred the date it intends to commence the $14.50 per share cash tender offer to acquire all of the outstanding shares of common stock of Fox & Hound Restaurant Group (Nasdaq:FOXX) not already owned by it and now intends to commence the cash tender offer on or before December 30, 2005. The deferral is being made in light of the previous announcement on December 19, 2005 by F&H Acquisition Corp. that it has signed and delivered in escrow a fully-negotiated definitive tender offer/merger agreement (the “Merger Agreement”) and the announcement on December 20, 2005 by Fox & Hound that the $14.50 per share offer of F&H Acquisition Corp. is a superior offer to the existing $14.00 per share offer of Levine Leichtman Capital Partners. F&H Acquisition Corp. had previously announced on December 12, 2005 its intention to commence the cash tender offer on or before December 23, 2005.

The Merger Agreement is being held in escrow pursuant to a letter agreement (the “Escrow Letter”) with Fox & Hound. Pursuant to the Escrow Letter, Fox & Hound has agreed to execute and deliver the Merger Agreement before January 6, 2006, unless prior to such time Fox & Hound’s Board of Directors has determined that the proposal contemplated by the Merger Agreement no longer constitutes a superior offer or Fox & Hound gives notice to F&H Acquisition Corp. that Fox & Hound is unable to make the representations and warranties or perform its obligations under the Merger Agreement.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY FOX & HOUND’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP. INTENDS TO FILE ON OR BEFORE DECEMBER 30, 2005. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM F&H ACQUISITION CORP. BY CONTACTING MACKENZIE PARTNERS, INC. TOLL-FREE AT 1-800-322-2885 OR COLLECT AT 1-212-929-5500 OR VIA EMAIL AT PROXY@MACKENZIEPARTNERS.COM

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